July 28, 2011

Attn. Mr. Martin James, Senior Assistant Chief Accountant

Division of Corporation Finance
U.S. Securities & Exchange Commission
100F Street, NE
Washington, D.C. 20549                                                                                                       By Electronic Transmission

Re:          Ituran Location and Control Ltd.
Form 20-F for fiscal year ended December 31, 2010 ("2010 20-F")
Filed: June 28, 2011
File No. 001-32618

Ladies and Gentlemen:

The purpose of this letter is to supplement the Company’s July 21, 2011 written response to your letter to the Company dated July 8, 2011 (the “Comment Letter”) as a result of a conversation that was held between a representative of the Company and a representative of the Commission’s Division of Corporation Finance on July 26, 2011.

In our response, reference to "Financial Statements" means the consolidated annual financial statements of the Company for the year ended December 31, 2010 as included in the Company's 2010 20-F.

1.	We enclose herewith as Appendix A the revised opinion of Estudio Urien & Asociados, in compliance with PCAOB Auditing Standard No. 5 which will be submitted in an amendment to the Company's 2010 20-F.

2.
We enclose herewith as Appendix B the relevant pages of the Financial Statements in a revised form, to include a clarification to the Company's revenue recognition accounting policy in applying the provisions of ASC Topic 605-25, “Multiple Element Arrangements” (ASC Topic 605-25).

3.
In response to Staff's comment, we confirm that following discussions held between management and legal counsels, the company fully relied on the opinion of legal counsel in the litigation matters discussed in A3, A4 and A5 of the Financial Statements

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *

If you have any questions about this response, please feel free to call the undersigned at +972-3-557-1346 or by facsimile +972-3-557-1327.

Sincerely, Eli Kamer Chief Financial Officer Ituran Location and Control Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Ituran Argentina S.A.

Introductory Paragraph:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control, that Ituran Argentina S.A. maintained effective internal control over financial reporting as of December 31, 2010, based on criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Ituran Argentina S.A. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

Scope Paragraph:

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition Paragraph:

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Avda. Quintana 585 - 8° Piso 1129 Cdad. Autónomade Buenos Aires - Argentina - Tel: +54-11 4808 4800 - FAX: +54-11 4804 6191 Estudio Urien & Asoc. Auditores - Consultores

Inherent Limitations Paragraph:

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion Paragraph:

In our opinion, based on our audit, Ituran Argentina S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by COSO.

Explanatory Paragraph:

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Ituran Argentina S.A. as of December 31, 2010 and 2009, and the related statements of income, changes in equity and cash flows for each of the two-years in the period ended December 31, 2010, and our reports dated February 14, 2011, expressed an unqualified opinion.

Signed by:

Gustavo R. Chesta (Partner) Estudio Urien & Asociados Argentina February 14, 2011

Avda. Quintana 585 - 8° Piso 1129 Cdad. Autónoma de Buenos Aires - Argentina - Tel: +54-11 4808 4800 - FAX: +54-11 4804 6191 Estudio Urien & Asoc. Auditores - Consultores

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.
Goodwill and intangible assets (cont.)

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, as follows

Years
GIS database	10
Customer base	5
Brand name	15
Other	3-10

P.
Contingencies

The Company and certain of its subsidiaries are involved in certain legal proceedings that arise from time to time in the ordinary course of our business and in connection with certain agreements with third parties.  Except for income tax contingencies, the Company records accruals for contingencies to the extent that the management concludes that the occurrence is probable and that the related liabilities are estimable.

Q.
Liability for employee rights upon retirement

The Company's liability for employee rights upon retirement with respect to its Israeli employees is calculated, pursuant to Israeli severance pay law, based on the most recent salary of each employee multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company makes monthly deposits to insurance policies and severance pay funds.  The liability of the Company is fully provided for.

The deposited funds include profits or losses accumulated up to the balance sheet date. The deposited funds may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes profits or losses.

The liability for employee rights upon retirement in respect of the employees of the non-Israeli subsidiaries of the Company, is calculated on the basis of the labor laws of the country in which the subsidiary is located and is covered by an appropriate accrual.

Severance expenses for the years ended December 31, 2010, 2009 and 2008, amounted to US$ 770,000, US$ 576,000 and US$ 967,000, respectively.

R.
Revenue recognition

Revenues are recognized when delivery has occurred and, where applicable, after installation has been completed, there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is reasonably assured and no further obligations exist. In cases where delivery has occurred but the required installation has not been performed, the Company does not recognize the revenues until the installation is completed.

The Company’s revenues are recognized as follows:

1.	Revenues from sales are recognized when title and risk of loss of the product pass to the customer (usually upon delivery).

2.
Revenues from SVR services subscription fees and from installation services, sold to customers within a single contractually binding arrangement were accounted for revenue recognition purposes as a single unit of accounting in accordance with ASC Topic 605-25, “Multiple Element Arrangements” since the installation services element was determined not to have a value on a stand-alone basis to the customer. Accordingly, the entire contract fee for the two deliverables is recognized ratably on a straight-line basis over the subscription period.

~~Revenues from subscription fees and from installation services which have been determined not to have value on the stand-alone basis to the customer, in accordance with ASC Topic 605-25, “Multiple Element Arrangements” are recognized ratably on a straight-line basis over the subscription period.~~

3.	Revenues from rentals of leased equipment under operating lease are recognized over the term of the lease agreement (1-3 years).